 Click Holdings Limited

Unit 709, 7/F., Ocean Centre

5 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

March 28, 2025

Ms. Cara Wirth /Ms. Lilyanna Peyser

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Click Holdings Limited
Registration Statement on Form F-1
Initially submitted on March 19, 2025
File No. 333-285922

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Click Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on March 31, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Chan Chun Sing
Chan Chun Sing Chief Executive Officer

cc:	Loeb & Loeb LLP
VCL Law LLP